Exhibit 99(a)(5)

TEMPLETON DRAGON FUND, INC

FRANKLIN® TEMPLETON® INVESTMENTS	Broward Financial Centre 500 E. Broward Blvd./Suite 2100 Ft. Lauderdale, FL 33394-3091 Tel 954-527-7500

DRAFT:

For more information, please contact Franklin Templeton Investments at 1-800-342-5236. Members of the media should contact Lisa Gallegos at Franklin Templeton Corporate Communications at 650-312-3395.

TEMPLETON DRAGON FUND, INC. (“TDF”) ANNOUNCES
COMMENCEMENT OF TENDER OFFER

Ft. Lauderdale, Florida, June 11, 2002. Templeton Dragon Fund, Inc. (NYSE: TDF) (the “Fund”), a closed-end management investment company, today announced that it has commenced a tender offer to purchase up to 4,874,109 shares, or 10% of its outstanding common stock, for cash, at a price per share equal to ninety percent (90%) of the net asset value per share as of the date the offer expires. The offer begins today and will expire at 11:59 p.m. Eastern time on July 10, 2002, unless the offer is extended. In the event that the shares tendered exceed 4,874,109, the number of shares purchased will be pro-rated in accordance with the number of shares tendered by each shareholder. On June 10, 2002, the Fund’s net asset value per share was $10.76. The net asset value per share as of the date the offer expires may be higher or lower than the net asset value per share on June 10, 2002.

Although the Fund’s Board of Directors has approved this tender offer, neither the Fund, its Board of Directors nor its investment manager is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. The tender offer will be made and shareholders will be notified in accordance with the requirements of the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. Holders of the Fund’s shares should read the Offer to Purchase and the related Letter of Transmittal and the other materials filed with the SEC on Schedule TO, as well as any amendments or supplements to the Schedule when they become available, because they contain important information. Documents filed with the SEC will be available to investors for free at the website of the SEC (www.sec.gov). Questions and requests for assistance or for copies of the Offer to Purchase, Letter of Transmittal and related documents should be directed to the Information Agent, Mellon Investor Services LLC, 44 Wall Street, 7th Floor, New York,

N.Y. 10005, or by calling toll-free 1-866-825-8878. Requests for current net asset value information may be directed to the Information Agent or Franklin Templeton Fund Information at 1-800 DIAL BEN (1-800-342-5236).

The Fund’s investment manager is Templeton Asset Management Ltd., an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and more than $278 billion in assets under management as of May 31, 2002. For more information, please call 1-800-DIAL BEN® (1-800-342-5236).

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